Exhibit 99.1

ROYAL BANK OF CANADA
TERMS AGREEMENT

Merrill Lynch, Pierce, Fenner & Smith
          Incorporated
4 World Financial Center
New York, New York 10080

April 7, 2004

Ladies and Gentlemen:

          Royal Bank of Canada, a Canadian chartered bank (the “Bank”), proposes, subject to the terms and conditions stated herein and in the Standard Provisions, dated October 14, 2003 (the “Standard Provisions”), to issue and sell to you (the “Underwriter”) $130,000,000 principal amount of its 5.495% Senior Notes due 2019 (the “Offered Securities”). Each of the provisions of the Standard Provisions is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus or the Shelf Prospectus (as therein defined) in Section 2 of the Standard Provisions shall be deemed to be a representation or warranty as of the date of the Standard Provisions in relation to the Prospectus or the Shelf Prospectus, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus or the Shelf Prospectus, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Offered Securities that are the subject of this Terms Agreement. Unless otherwise defined herein, terms defined in the Standard Provisions are used herein as therein defined.

          An amendment and/or supplement to each of the Prospectus and the Shelf Prospectus, each in the form heretofore delivered to you is now proposed to be filed with the Commission pursuant to General Instruction II.K., in the case of the Prospectus, and with the CVMQ pursuant to Québec Securities Laws, in the case of the Shelf Prospectus.

          Subject to the terms and conditions set forth herein and in the Standard Provisions incorporated herein by reference, the Bank agrees to issue and sell to the Underwriter, and the Underwriter agrees to purchase from the Bank, at the time and place and at the purchase price to the Underwriter set forth in Schedule I hereto.

          If the foregoing is in accordance with your understanding, please sign and return to us six (6) counterparts hereof, and upon acceptance hereof by you, this letter and such acceptance hereof, including the provisions of the Standard Provisions incorporated herein by reference, shall constitute a binding agreement between the Underwriter and the Bank.

Exhibit 99.1

Very truly yours,

ROYAL BANK OF CANADA

By:	/s/ Mary Prevost

Name: Mary Prevost
Title: Vice President, Subsidiaries and Liquidity

By:	/s/ David Power

Name: David Power
Title: Vice President, Strategic Positioning & Portfolio Management

Accepted as of the date hereof:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Nancy Kennan

Name: Nancy Kennan
Title: Authorized Signatory

SCHEDULE I

Title of Offered Securities:

5.495% Senior Notes due 2019

Status:

Senior debt securities of the Bank ranking equally with all other unsecured and unsubordinated debt of the Bank including deposit liabilities, other than certain governmental claims in accordance with applicable law.

Aggregate principal amount:

US$130,000,000

Price to Public:

100% of the principal amount of the Offered Securities, plus accrued interest, if any.

Purchase Price by Underwriter:

100% of the principal amount of the Offered Securities, plus accrued interest, if any.

Form of Offered Securities:

Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by the Underwriter at least twenty-four hours prior to the Closing Date at the office of DTC.

Specified funds for payment of purchase price:

Federal (same-day) funds

Closing Date:

9:30 a.m. (New York City time), April 29, 2004

Indenture:

Indenture dated as of October 23, 2003, made between the Bank and JPMorgan Chase Bank, as Trustee.

Maturity Date:

Offered Securities will mature on April 29, 2019, the maturity date.

I-1-1

Interest Rate:

The Offered Securities will bear interest at 5.495%.

Interest on the Offered Securities will be computed on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates:

Semi-annually in arrears on April 29 and October 29 of each year.

Redemption Provisions:

The Offered Securities will be redeemable at the Bank’s option, in whole, on each interest payment date commencing April 29, 2006, upon at least 20 days and not more than 60 days prior notice.

Sinking Fund Provisions:

No sinking fund provisions

Branch of Account:

Toronto Main Branch

Closing location for delivery of Offered Securities:

Sullivan & Cromwell LLP 125 Broad Street New York, New York

Additional Closing Conditions:

1.	The Underwriter shall have received a favorable opinion from Ogilvy Renault, Canadian counsel to the Bank, subject to such exceptions and qualifications as would be customary, to the effect that:

(a)	the statements in the Prospectus under the caption “Certain Income Tax Consequences – Certain Canadian Income Tax Considerations,” insofar as such statements constitute a summary of the Canadian tax laws referred to therein, are accurate and fairly summarize in all material respects the Canadian tax laws referred to therein.

(b)	a court of competent jurisdiction in the Province of Ontario would give effect to the choice of the law of the State of New York (“New York law”) as the proper law governing the Indenture (to the extent the Indenture is

I-1-2

governed by New York law), the Offered Securities and the Terms Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term is understood under the laws in the Province of Ontario and the federal laws of Canada applicable therein;

(c)	in an action on a final and conclusive judgment in personam of any state or federal court sitting in The City of New York, New York (a “New York Court”) that is not impeachable as void or voidable under New York law, a court of competent jurisdiction in the Province of Ontario would give effect to the appointment by the Bank of National Corporate Research, Ltd. as its agent for service in the United States of America under the Indenture, the Offered Securities and the Terms Agreement and to the provisions in the Indenture, the Offered Securities and the Terms Agreement whereby the Bank has submitted to the jurisdiction of a New York Court;

(d)	if the Indenture (to the extent the Indenture is governed by New York Law), the Offered Securities or the Terms Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, a court of competent jurisdiction in the Province of Ontario would, subject to the qualifications set out in paragraph (b) above, recognize the choice of New York law, and, upon appropriate evidence as to such law being specifically pleaded and proved, apply such law, provided that none of the provisions of the Indenture, the Offered Securities or the Terms Agreement or of applicable New York law is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and a court of competent jurisdiction in the Province of Ontario will retain discretion to decline to hear such action if it is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein, for such court to do so, or if such court is not the proper forum to hear such an action or if concurrent proceedings are being brought elsewhere; and

(e)	a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture, the Offered Securities and the Terms Agreement that is not impeachable as void or voidable under New York law for a sum certain if: (A) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (although submission

I-1-3

by the Bank to the jurisdiction of the New York Court pursuant to the Indenture, the Offered Securities and the Terms Agreement will be sufficient for this purpose); (B) such judgment was not obtained by fraud or in a manner contrary to natural justice or in contravention of the fundamental principles of procedure and the decision and enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario and the federal laws of Canada as applicable therein; (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and (D) the action is commenced within the applicable limitation period; under the Currency Act (Canada), a court of competent jurisdiction in the Province of Ontario may give judgment only in Canadian dollars.

2.	The Underwriter shall have received an opinion from Sullivan & Cromwell LLP, United States counsel to the Bank, to the effect that the statements in the Prospectus under the caption “Certain Income Tax Consequences – Certain United States Federal Income Tax Considerations,” insofar as such statements constitute a summary of the principal United States federal tax consequences of the purchase, ownership and disposition of the Notes, is correct in all material respects as of the date of such opinion.

Name and address of Underwriter:

Merrill Lynch, Pierce, Fenner &
Smith Incorporated

Address for Notices, etc.:	4 World Financial Center
New York, New York 10080

Payment of Expenses; Corporate Histories:

The Underwriter acknowledges that its affiliate, Merrill Lynch Capital Markets Bank Limited has agreed to reimburse the Bank for $250,000 of the Bank’s expenses in connection with the offering of the Offered Securities, including the expense of the preparation by Davis Polk & Wardwell of six hardbound corporate histories of the offering for the Bank and its counsel.

     Other Terms:

None

I-1-4

ROYAL BANK OF CANADA

Debt Securities

Underwriting Agreement Standard Provisions

October 14, 2003

          From time to time, Royal Bank of Canada, a Canadian chartered Bank (the “Bank”), proposes to enter into one or more terms agreements (each, a “Terms Agreement”) in the form of Annex I hereto, with such additions and deletions as the parties thereto may determine, and, subject to the terms and conditions stated herein and therein, to issue and sell to the firms named in Schedule I to the Terms Agreement (the “Underwriters”) certain of its debt securities specified in Schedule II to the Terms Agreement (the “Offered Securities”). The provisions included herein (the “Standard Provisions”) shall be incorporated by reference into the Terms Agreement.

          The terms and rights of the Offered Securities shall be as specified in the Terms Agreement and in, or pursuant to, (i) the Indenture to be entered into between the Bank and JPMorgan Chase Bank, as Trustee (the “Trustee”), relating to senior debt securities or (ii) the Indenture to be entered into between the Bank and the Trustee, relating to subordinated debt securities (each, an “Indenture”).

     1. Introductory. Particular sales of Offered Securities may be made from time to time to the Underwriters, for whom the firms designated as representatives of the Underwriters in the Terms Agreement will act as representatives (the “Representatives”). The term “Representatives” also refers to a single firm acting as sole representative of the Underwriters and to an Underwriter or Underwriters who act without any firm being designated as its or their representatives. These Standard Provisions shall not be construed as an obligation of the Bank to sell any of its securities or as an obligation of any Underwriter to purchase any of its securities. The obligation of the Bank to issue and sell any of its securities and the obligation of any Underwriter to purchase any of such securities shall be evidenced by the Terms Agreement with respect to only the Offered Securities. Each Terms Agreement shall specify the aggregate principal amount of the Offered Securities, the initial public offering price of the Offered Securities, the purchase price to the Underwriters of the Offered Securities, the commission, if any, to be paid to the Underwriters with respect to the sale of the Offered Securities, the names of the Underwriters of the Offered Securities, the names of the Representatives of such Underwriters and the principal amount of the Offered Securities to be purchased by each Underwriter and shall set forth the date, time and manner of delivery of the Offered Securities and payment therefor. The Terms Agreement shall also specify (to the extent not set forth in the relevant Indenture and the registration statement and prospectus with respect thereto) the terms of the Offered Securities. The Terms Agreement shall be executed by the Bank and by or on behalf of the Underwriters and may be evidenced by an exchange of facsimile or other written communications. The obligations of the Underwriters under the Standard Provisions and the Terms Agreement shall be several and not joint.

     2. Representations and Warranties of the Bank. The Bank represents and warrants to, and agrees with, each of the Underwriters that:

     (a) the Bank is qualified to file a short form prospectus that is a base shelf prospectus pursuant to the requirements of National Instrument 44-101 – Short Form Prospectus Distributions, and National Instrument 44-102 – Shelf Distributions, of the Canadian Securities Administrators; the Bank has prepared and filed with the Commission des valeurs mobilières du Québec (the “CVMQ”) in the Province of Québec a preliminary short form base shelf prospectus (the “Preliminary Base Shelf Prospectus”) and a final short form base shelf prospectus (the “Final Base Shelf Prospectus”) in respect of US$4,000,000,000 senior debt securities and subordinated debt securities, a preliminary receipt for the Preliminary Base Shelf Prospectus and a final receipt for the Final Base Shelf Prospectus, each in the form heretofore delivered to the Representatives for each of the Underwriters has been issued by the CVMQ; no other document with respect to such short form base shelf prospectus, amendments thereto, or document incorporated by reference therein has heretofore been filed or transmitted for filing with the CVMQ subsequent to the date of issuance of the final receipt for the Final Base Shelf Prospectus; and no order having the effect of preventing or suspending the use of any prospectus relating to the Offered Securities has been issued, and no proceeding for that purpose has been initiated or, to the knowledge of the Bank, threatened by the CVMQ; the Final Base Shelf Prospectus is hereinafter called the “Shelf Prospectus” and any reference to the Shelf Prospectus as amended or supplemented shall be deemed to refer to the Shelf Prospectus as amended or supplemented in relation to the Offered Securities in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of such filing);

     (b) the Bank meets the requirements for use of Form F-9 (“Form F-9”) under the Securities Act of 1933, as amended (the “Act”), with respect to the Offered Securities and has filed a registration statement on Form F-9 (File No. 333-109392), including the Shelf Prospectus for which the CVMQ has issued the final receipt as modified as required or permitted by Form F-9, in respect of the Offered Securities with the Securities and Exchange Commission (the “Commission”); such registration statement (including any pre-effective amendment thereto) and any post-effective amendment thereto, each in the form heretofore delivered to the Representatives, excluding exhibits to such registration statement, but including all documents incorporated by reference in the prospectus contained therein as of the date of such prospectus, have been declared effective by the Commission in such form; no other document with respect to such registration statement or document incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission, except for any documents filed with the Commission subsequent to the date of such effectiveness in the form heretofore delivered to the Representatives for each of the Underwriters; and no stop order suspending the effectiveness of such registration statement has been issued, and no proceeding for that purpose has been initiated or, to the knowledge of the Bank, threatened by the Commission; any preliminary prospectus

(including any supplement thereto) included in such registration statement is hereinafter called a “Preliminary Prospectus”; the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, are hereinafter called the “Registration Statement”; the prospectus relating to the Offered Securities that are the subject of the Terms Agreement, in the form in which it has most recently been filed, or transmitted for filing, with the Commission is hereinafter called the “Prospectus”; any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein, as of the date of such Preliminary Prospectus or Prospectus, as the case may be; any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under the applicable securities laws of the Province of Québec as varied and amended by a decision of the CVMQ (“Québec Securities Laws”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and incorporated by reference in such Preliminary Prospectus or Prospectus, as the case may be; and any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in relation to the Offered Securities in the form in which it is filed with the Commission pursuant to General Instruction II.K. of Form F-9 (“General Instruction II.K.”) in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of such filing;

     (c) the documents incorporated by reference in the Prospectus and the Shelf Prospectus, when they were filed with the CVMQ, complied in all material respects with the requirements of the Québec Securities Laws, and none of such documents, as of their respective issue dates, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Prospectus or the Shelf Prospectus or any further amendment or supplement thereto, when such documents are filed with the CVMQ, will comply in all material respects with Québec Securities Laws, and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to be make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by or on behalf of an Underwriter of Offered Securities expressly for use in the Prospectus or the Shelf Prospectus as amended or supplemented;

     (d) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply as of the time of such amendment or supplement in all material respects with the Act, the rules and regulations of the Commission thereunder, and, if applicable, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and as to the Registration Statement and any amendment thereto, do not and will not, as of the applicable effective date of the Registration Statement and such amendment, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading and, as to the Prospectus and any amendment or supplement thereto, do not and will not, as of their dates and applicable filing dates as to the Prospectus and such amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to (i) any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by or on behalf of an Underwriter of Offered Securities expressly for use in the Prospectus as amended or supplemented or (ii) that part of the Registration Statement that shall constitute the Statement of Eligibility under the Trust Indenture Act (Form T-1) of the Trustee;

     (e) the Bank is not, and at the Closing Date (as defined in Section 4) will not be, required to register as an “investment company” under the Investment Company Act of 1940;

     (f) any auditors who audited the financial statements incorporated by reference into the Registration Statement (any such auditor, an “Auditor”), were independent chartered accountants for the period covered by such financial statements as required by the Act, the Exchange Act, and the regulations thereunder, and the Bank Act (Canada);

     (g) no stop order suspending the effectiveness of the Registration Statement has been issued under the Act, and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Bank, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with;

     (h) the Bank’s consolidated financial statements incorporated by reference in the Registration Statement (and any amendments or supplements thereto), together with related schedules and notes, present fairly, in all material respects, the consolidated financial position, results of operations and changes in financial position of the Bank and its subsidiaries on the basis stated therein at the respective dates or for the respective periods to which they apply; such statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”), in each case consistently applied throughout the periods involved, except as disclosed therein; the supporting schedules, if any, included in the Registration Statement present fairly in accordance with Canadian GAAP and U.S. GAAP the information required to be stated therein; and the other financial and statistical information and data set forth in the Registration Statement (and any amendment or supplement thereto) are, in all material respects, accurately presented and prepared on a basis consistent with such financial statements and the books and records of the Bank and its subsidiaries;

     (i) the Offered Securities have been duly authorized, and, when the Offered Securities are issued and delivered pursuant to the Terms Agreement, the Offered Securities will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Bank entitled to the benefits provided by the Indenture; the Indenture has been duly authorized and duly qualified under the Trust Indenture Act, and, at the Closing Date, the Indenture will constitute a valid and legally binding instrument of the Bank, enforceable in accordance with its terms against the Bank, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and the Indenture conforms, and the Offered Securities will conform, to the descriptions thereof contained in the Prospectus as amended or supplemented;

     (j) the execution and delivery of the Terms Agreement, the creation and issue of the Offered Securities and the sale of the Offered Securities and the consummation of the transactions contemplated by the Terms Agreement will not contravene any material contract, material indenture or other material agreement to which the Bank is bound, nor will such action result in the creation or imposition of any lien, charge or encumbrance upon any material property or assets of the Bank, nor will such action result in any material violation of the provisions of the Bank Act or by-laws of the Bank or any law, administrative regulation or administrative or court order or decree of Canada or any political subdivision thereof applicable to the Bank;

     (k) no consent, approval, authorization, order or registration of or with any court or regulatory authority or other governmental agency or body in Canada is required for the issue, offer and sale of the Offered Securities by the Bank to the Underwriters in accordance with the terms of the Terms Agreement, except as may be required by Québec Securities Laws and the consent of the Superintendent of Financial Institutions Canada;

     (l) there has not occurred any material adverse change in the financial condition, earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of the Terms Agreement); and

     (m) there are no legal or governmental proceedings known to be pending or threatened to which the Bank or any of its subsidiaries is a party or to which any of the properties of the Bank or any of its subsidiaries is subject that are required to be described in the Registration Statement or the Prospectus and are not so described.

     3. Representations and Warranties of the Underwriters. Upon the execution of the Terms Agreement and authorization by the Representatives of the release of the Offered Securities, the several Underwriters propose to offer the Offered Securities for sale upon the terms and conditions set forth in the Prospectus as amended or supplemented. Each Underwriter represents that it has not offered or sold, and agrees that it will not offer or sell, the Offered Securities purchased by it hereunder, directly or indirectly, in Canada or to any resident of Canada without the consent of the Bank. Each Underwriter further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Offered Securities that may be entered into by such Underwriter.

     4. Sale and Delivery to Underwriters; Closing Date. Offered Securities to be purchased by each Underwriter pursuant to the Terms Agreement, in the form specified in the Terms Agreement, and in such authorized denominations and registered in such names as the Representatives may request upon at least two business days’ prior notice to the Bank, shall be delivered by or on behalf of the Bank to the Representatives for the account of such Underwriter, against payment by such Underwriter or on its behalf of the purchase price therefor by wire transfer of federal (same-day) funds in U.S. dollars to the account specified by the Bank to the Representatives (or in such other manner as may be agreed upon) at least two business days in advance, all in the manner and at the place and time and date specified in the Terms Agreement or at such other place and time and date as the Representatives and the Bank may agree upon in writing, such time and date being herein called the “Closing Date” for the Offered Securities.

     5. Certain Agreements of the Bank. The Bank agrees with each of the Underwriters:

     (a) to prepare the Prospectus and the Shelf Prospectus, each as amended and supplemented in a form approved by the Representatives and to file such amendments or supplements to the Prospectus and the Shelf Prospectus (i) in accordance with the requirements of Québec Securities Laws not later than the close of business of the CVMQ on the second business day following the execution and delivery of the Terms Agreement or, if applicable, such earlier time as may be required by Québec Securities Laws, and (ii) with the Commission pursuant to General Instruction II.K. not later than the Commission’s close of business on the next business day following such filing with the CVMQ or, if applicable, such earlier time as may be required by General Instruction II.K. or Québec Securities Laws; except as required by law, to make no further amendment or supplement to the Shelf Prospectus, the Registration Statement or the Prospectus, each as amended or supplemented after the date of the Terms Agreement and prior to the Closing Date, if such amendment or supplement is reasonably objected to by the Representatives after reasonable notice thereof; to advise the Representatives promptly of any such amendment or supplement after such Closing Date and furnish the Representatives with copies thereof; to file promptly with the CVMQ all documents required to be filed by the Bank with the CVMQ that are deemed to be incorporated by reference into the Shelf Prospectus and with the Commission all reports required to be filed by the Bank with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Offered Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Shelf Prospectus or Registration Statement has been filed or becomes effective or any supplement to the Shelf Prospectus, the Prospectus or any amended Prospectus or amended Shelf Prospectus has been filed with the CVMQ or the Commission, of the issuance by the CVMQ or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Offered Securities, of the suspension of the qualification of the Offered Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the CVMQ or the Commission for the amending or supplementing of the Shelf Prospectus, the Registration Statement or the Prospectus or for additional information relating to the Offered Securities, the Shelf Prospectus, the Registration Statement or the Prospectus; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Offered Securities or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal;

     (b) from time to time to take such action as the Representatives may reasonably request to qualify the Offered Securities for offering and sale under the securities laws of such states of the United States of America as the Representatives may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Offered Securities, provided that in connection therewith the Bank shall not be required to file a prospectus or equivalent document or to qualify as a foreign corporation or to subject itself to taxation as doing business or to file a general consent to service of process in any jurisdiction; and

     (c) to furnish the Underwriters with copies of the Prospectus as amended or supplemented in such quantities as the Representatives may from time to time reasonably request, and, if the delivery of a Prospectus is required at any time prior to six months after the time of issue of the Prospectus in connection with the offering or sale of such Offered Securities, and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under Québec Securities Laws or the Exchange Act any document incorporated by reference in the Prospectus in order to comply with Québec Securities Laws, the Act, the Exchange Act or, if applicable, the Trust Indenture Act, to notify the Representatives and upon their request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Representatives may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus that will correct such statement or omission or effect such compliance; and in case any Underwriter is required to deliver a Prospectus in connection with sales of such Offered Securities at any time six months or more after the time of issue of the Prospectus, upon the Representatives’ request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many copies as the Representatives may request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act.

     6. Payment of Certain Expenses. The Bank covenants and agrees with the several Underwriters that the Bank will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Bank’s counsel and accountants in connection with the registration of the Offered Securities under the Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, any Preliminary Prospectus, the Shelf Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the cost of printing or producing any agreement among underwriters, the Standard Provisions, the Terms Agreement, any Indenture, any blue sky memorandum, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Offered Securities; (iii) all expenses in connection with the qualification of the Offered Securities for offering and sale under state securities laws as provided in Section 5(b) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky Memorandum; (iv) any fees charged by securities rating services for rating the Offered Securities; (v) the filing fees incident to, and the fees and disbursements of counsel for the Underwriters in connection with, securing any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the Offered Securities; (vi) the cost of preparing the Offered Securities; (vii) the fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Offered Securities; and (viii) all other costs and expenses incident to the performance of its obligations hereunder that are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, and Sections 8 and 11 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Offered Securities by them, and any advertising expenses connected with any offers they may make.

     7. Conditions to the Obligations of the Underwriters. The obligations of the several Underwriters to purchase and pay for the Offered Securities are subject to the following conditions:

     (a) (i) No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the Commission; (ii) there shall not have occurred any downgrading in the rating accorded any debt securities of the Bank by Standard & Poor’s Corporation or Moody’s Investors Service, Inc., or any public announcement by either such organization of an intended or potential downgrading; and (iii) there shall have been no material adverse change in the financial condition, earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of the Terms Agreement), which, in the judgment of the Underwriters, makes it impracticable to market the Offered Securities on the terms and in the manner contemplated in the Prospectus.

     (b) The Representatives shall have received at the Closing Date a favorable opinion of Ogilvy Renault, Canadian counsel for the Bank, subject to such exceptions and qualifications as would be customary, to the effect that:

     (i) the Bank validly exists as a Schedule I bank under the Bank Act (Canada) and has the corporate power to create, issue and sell the Offered Securities;

     (ii) the issue, sale and delivery of the Offered Securities have been duly authorized by the Bank and all necessary corporate action has been taken by the Bank to validly issue the Offered Securities;

     (iii) the Terms Agreement has been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank;

     (iv) the Indenture has been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank and, with respect to the provisions thereof governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, constitutes a legal, valid and binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

     (v) the execution and delivery by the Bank of, and the performance by the Bank of its obligations under the Terms Agreement, the Indenture and the Offered Securities do not contravene any existing provision of applicable law or result in a breach (whether after notice or lapse or time or both) of any of the terms, conditions or provisions of the Bank Act (Canada) or the by-laws of the Bank;

     (vi) no registration, filing or recording of the Indenture under the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Offered Securities;

     (vii) no consent, approval or authorization of, or registration, recordation or filing with, any governmental body or agency in Canada is required on the part of the Bank pursuant to the laws of the Province of Québec and the federal laws of Canada applicable therein for the issuance and sale by the Bank of the Offered Securities to the Underwriters pursuant to the Terms Agreement and the Indenture, except such as have been obtained under the Bank Act (Canada) and the Québec Securities Laws;

     (viii) to the best of such counsel’s knowledge after due inquiry, (A) there are no reports or information that in accordance with the requirements of Québec Securities Laws must be made publicly available in connection with the offering of the Offered Securities that have not been made publicly available as required, and (B) there are no documents required to be filed with the CVMQ in connection with the Prospectus or any amendment or supplement thereto or any Preliminary Prospectus that have not been filed as required;

     (ix) the Shelf Prospectus and the documents incorporated by reference therein (except for the financial statements and other financial and statistical data included therein or omitted therefrom, as to which such counsel express no opinion), when they were filed with the CVMQ under Québec Securities Laws, appear on their face to have been appropriately responsive in all material respects to the requirements of Québec Securities Laws as interpreted and applied by the CVMQ;

     (x) Such counsel’s opinion as summarized in the Prospectus under the heading “Limitations on Enforcement of U.S. Laws Against RBC, our

Management and Others” regarding enforceability of U.S. securities laws is true and correct.

     (c) The Representatives shall have received at the Closing Date a favorable opinion or opinions and letter of Sullivan & Cromwell LLP, United States counsel for the Bank, to the effect that:

     (i) assuming the Terms Agreement has been duly authorized, executed and delivered by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, the Terms Agreement has been duly executed and delivered by the Bank;

     (ii) all regulatory consents, authorizations, approvals and filings required to be obtained or made by the Bank under the federal laws of the United States and the laws of the State of New York for the issuance, sale and delivery of the Offered Securities by the Bank to the Underwriters have been obtained or made;

     (iii) assuming the Indenture has been duly authorized, executed and delivered by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, it has been duly executed and delivered by the Bank, and constitutes a valid and legally binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

     (iv) assuming the Offered Securities have been duly authorized, executed, issued and delivered by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, they have been duly executed, authenticated, issued and delivered by the Bank, and constitute the valid and legally binding obligations of the Bank enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

     (v) assuming the validity of such action under the laws of Canada, Québec and Ontario, under the laws of the State of New York relating to submission of personal jurisdiction, the Bank has validly and effectively submitted to the personal jurisdiction of any state or Federal court in The City of New York, State of New York and has validly appointed National Corporate Research, Ltd. as its authorized agent for the purposes described in Section 14 of the Terms Agreement; and

     (vi) the Bank is not required to register as an “investment company” under the Investment Company Act of 1940.

          Such counsel shall also furnish a letter stating that they have reviewed the Registration Statement, the Prospectus as amended or supplemented and participated in discussions with representatives of the Bank, its Canadian counsel and its accountants and representatives of the Underwriters and their U.S. counsel; and on the basis of the information they gained in the course of the performance of such services, considered in the light of their understanding of the applicable law (including the requirements of Form F-9 and the character of the prospectus contemplated thereby) and the experience they have gained through their practice under the Act, such counsel shall confirm to the Underwriters that the Registration Statement, as of its effective date, and the Prospectus as amended or supplemented, as of the date of the prospectus supplement, appeared on their face to be appropriately responsive in all material respects to the requirements of the Act, the Trust Indenture Act and the applicable rules and regulations of the Commission thereunder; and nothing that came to the attention of such counsel in the course of their review has caused them to believe that the Registration Statement, as of its effective date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus as amended or supplemented, as of the date of the prospectus supplement, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statement therein, in light of the circumstances in which they were made, not misleading. Such letter shall also state that between the date of the prospectus supplement and the Closing Date, such counsel has performed such further review as described in such letter; and nothing that has come to their attention in the course of such procedures has caused them to believe that the Prospectus, as amended or supplemented, as of the Closing Date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          Such opinion and letter may state (1) that the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process are such that such counsel do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Prospectus or the prospectus supplement except for those made under the captions “Description of Securities We May Offer” and “Plan of Distribution” in the Prospectus and “Description of the Offered Securities” and “Underwriting” in any prospectus supplement insofar as they relate to provisions of the Offered Securities, the Indenture or the Terms Agreement therein described, (2) that they do not express any opinion or belief as to the financial statements or other financial data contained in the Registration Statement or the Prospectus or the prospectus supplement, or as to the statement of eligibility and qualification of the Trustee under the Indenture under which the Offered Securities are being issued, or as to any statement of the Bank or its Canadian counsel with respect to the laws of Canada, Québec or Ontario, in each case, in the Registration Statement or in documents incorporated by reference therein, (3) that they assume that (A) the principal jurisdiction in Canada designated by the Bank in connection with the offering of the Offered Securities is the Province of Québec, (B) the Shelf Prospectus, as supplemented, would be the entire disclosure document used to offer the Offered Securities if the offering of Offered Securities was being made in the Province of Québec, (C) the exhibits to the Registration Statement and the documents incorporated in the Shelf Prospectus by reference are the only reports or information that in accordance with the requirements of Québec law must be made publicly available in connection with the offering of the Offered Securities and (D) the Shelf Prospectus was prepared in accordance with the disclosure requirements of the Province of Québec as interpreted and applied in accordance with Québec Securities Laws (4) that they are not expressing any opinion as the responsiveness of the documents referred to above to the requirements of the laws of Canada, Québec and Ontario, (5) that they are passing only upon matters of United States federal and New York law and that they are relying on the opinion of Ogilvy Renault, Canadian counsel for the Bank, with respect to matters of Canadian law (including compliance with all legal requirements as interpreted and applied by the CVMQ), and (6) that their opinion or opinions are subject to any qualifications in the opinion of such Canadian counsel for the Bank.

     (d) The Representatives shall have received at the Closing Date an opinion of Davis Polk & Wardwell, counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to the Underwriters with respect to the Registration Statement, the Prospectus, the Offered Securities and such other matters that the Representatives may reasonably request.

     (e) The Representatives shall have received at the Closing Date a letter dated the date thereof, in form and substance reasonably satisfactory to the Representatives, from each Auditor, constituting statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in or incorporated by reference in the Registration Statement and the Prospectus.

     (f) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Bank, to the effect set forth in Section 7(a)(ii) above and to the effect that the representations and warranties of the Bank contained in the Terms Agreement are true and correct as of the Closing Date and that the Bank has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

     8. Indemnification and Contribution. (a) The Bank agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus or the Prospectus as amended or supplemented, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to the Bank by any Underwriter expressly for use therein; provided that the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Underwriter from whom the person asserting any such losses, claims, damages or liabilities purchased the Offered Securities or of any person controlling such Underwriter, if a copy of the Prospectus as then amended or supplemented was not sent or given by or on behalf of such Underwriter to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the Offered Securities to such person, and if the Prospectus as so amended or supplemented would have cured the defect giving rise to such loss, claim, damage or liability.

     (b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Bank, its directors, its officers, its authorized representative or representatives in the United States, and each person, if any, who controls the Bank within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Bank to each Underwriter, but only with reference to information relating to such Underwriter furnished in writing by such Underwriter expressly for use in the Registration Statement, any Preliminary Prospectus or the Prospectus.

     (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding; provided, however, that the failure to notify promptly the indemnifying party will not relieve it from liability unless and to the extent that such failure results in the forfeiture by the indemnifying party of substantial rights or defenses. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Representatives in the case of parties indemnified pursuant to Section 8(a) and by the Bank in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is an actual or potential party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

     (d) If the indemnification provided for in Sections 8(a) and 8(b) hereof is unavailable as a matter of law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under either such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand, and the Underwriters on the other, from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank on the one hand, and of the Underwriters on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand, and the Underwriters on the other, shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Bank bear to the total underwriting commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus. The relative fault of the Bank and of the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     (e) The Bank and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section 8 are several in proportion to their respective underwriting commitments. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

     9. Default of Underwriters. (a) If any Underwriter shall default in its obligation to purchase the Offered Securities that it has agreed to purchase under the Terms Agreement, the Representatives may in their discretion arrange for themselves or another party or other parties to purchase such Offered Securities on the terms contained herein. If within thirty-six hours after such default by any Underwriter the Representatives do not arrange for the purchase of such Offered Securities, then the Bank shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Representatives to purchase such Offered Securities on such terms. In the event that, within the respective prescribed period, the Representatives notify the Bank that they have so arranged for the purchase of such Offered Securities, or the Bank notifies the Representatives that it has so arranged for the purchase of such Offered Securities, the Representatives or the Bank shall have the right to postpone the Closing Date for such Offered Securities for a period of not more than seven calendar days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus as amended or supplemented, or in any other documents or arrangements, and the Bank agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus that in the opinion of the Representatives may thereby be made necessary. The term “Underwriter” as used in the Standard Provisions shall include any person substituted under this Section with like effect as if such person had originally been a party to the Terms Agreement.

     (b) If, after giving effect to any arrangements for the purchase of the Offered Securities of a defaulting Underwriter or Underwriters by the Representatives and the Bank as provided in subsection (a) above, the aggregate principal amount of such Offered Securities that remains unpurchased does not exceed one-eleventh of the aggregate principal amount of the Offered Securities, then the Bank shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Offered Securities that such Underwriter agreed to purchase under the Terms Agreement and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the principal amount of Offered Securities that such Underwriter agreed to purchase under the Terms Agreement) of the Offered Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

     (c) If, after giving effect to any arrangements for the purchase of the Offered Securities of a defaulting Underwriter or Underwriters by the Representatives and the Bank as provided in subsection (a) above, the aggregate principal amount of Offered Securities that remains unpurchased exceeds one-eleventh of the aggregate principal amount of the Offered Securities, as referred to in subsection (b) above, or if the Bank shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Offered Securities of a defaulting Underwriter or Underwriters, then the Terms Agreement shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Bank, except for the expenses to be borne by the Bank and the Underwriters as provided in Section 6 hereof and the indemnity and contribution agreements in Section 8 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

     10. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Bank and the several Underwriters, as set forth in the Terms Agreement or made by or on behalf of them, respectively, pursuant to the Terms Agreement, shall remain in full force and effect, regardless of any

(i) termination of the Terms Agreement or (ii) investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Bank, or any officer or director or controlling person of the Bank, and shall survive delivery of and payment for the Offered Securities.

     11. Termination. (a) If the Terms Agreement is terminated pursuant to Section 9 hereof, the Bank shall not then be under any liability to any Underwriter with respect to the Offered Securities except as provided in Sections 6 and 8 hereof; but, if for any other reason the Offered Securities are not delivered by or on behalf of the Bank as provided herein, the Bank will reimburse the Underwriters through the Representatives for all out-of-pocket expenses approved in writing by the Representatives, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the Offered Securities, but the Bank shall then be under no further liability to any Underwriter with respect to the Offered Securities except as provided in Sections 6 and 8 hereof.

     (b) The Terms Agreement shall be subject to termination by the Underwriters by giving prompt notice to the Company, if prior to the Closing Date, there shall have occurred: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange; (ii) a material disruption in securities settlement, payment or clearance services in the United States shall have occurred; (iii) a general moratorium on commercial banking activities in The City of New York or the City of Toronto, declared by either United States federal, New York State, Canadian federal or Ontario provincial authorities, as the case may be; or (iv) an outbreak or escalation of hostilities or other calamity or crisis having an adverse effect on the financial markets of the United States of America, which, in the judgment of the Underwriters, makes it impracticable to market the Offered Securities on the terms and in the manner contemplated in the Prospectus.

     (c) If the Terms Agreement is terminated pursuant to Section 11(b) hereof, such termination shall be without liability of any party to any other party except as provided in Sections 6, 8 and 10 hereof.

     12. Authority; Notices. In all dealings hereunder, the Representatives of the Underwriters of the Offered Securities shall act on behalf of each of such Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by such Representatives jointly or by such of the Representatives, if any, as may be designated for such purpose in the Terms Agreement.

          All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to the address of the Representatives as set forth in the Terms Agreement; and if to the Bank shall be delivered to the address of the Bank set forth in the Registration Statement: Attention: Executive Vice-President, RBC Corporate Treasury; provided, however, that any notice to an Underwriter pursuant to Section 8(c) hereof shall be delivered or sent by mail or facsimile transmission to such Underwriter at its address set forth in its Underwriters’ questionnaire, which address will be supplied to the Bank by the Representatives upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

     13. Successors. The Standard Provisions and the Terms Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Bank and, to the extent provided in Sections 8 and 10 hereof, the officers and directors of the Bank and each person who controls the Bank or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of the Standard Provisions or the Terms Agreement. No purchaser of any of the Offered Securities from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

     14. Jurisdiction. The Bank irrevocably (i) agrees that any legal suit, action or proceeding against the Bank brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon the Terms Agreement or the transactions contemplated hereby may be instituted in any state or federal court in The City of New York (a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection that it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the jurisdiction of such courts in any such suit, action or proceeding. The Bank irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on the Terms Agreement or the transactions contemplated hereby that is instituted in any New York Court. The Bank has appointed National Corporate Research, Ltd., 225 West 34th Street, Suite 910, New York, NY 10122-0032, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on the Terms Agreement or the transactions contemplated hereby that may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. The Bank represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Bank shall be deemed, in every respect, effective service of process upon the Bank.

     15. Business Day. Time shall be of the essence of the Terms Agreement. As used herein, “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business; provided that, with respect to filings to be made with the CVMQ, “business day” shall mean any day when the CVMQ’s office in the City of Montreal is open for business.

     16. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the relevant Underwriters could purchase United States dollars with such other currency in The City of New

York on the business day preceding that on which final judgment is given. The obligation of the Bank with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Bank agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Bank an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

     17. Governing Law. The Standard Provisions and the Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     18. Counterparts. The Terms Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

ANNEX I

Form of Terms Agreement

[Representatives,]
       As Representatives of the several
            Underwriters named in Schedule I hereto,
c/o

, 2003

Ladies and Gentlemen:

               Royal Bank of Canada, a Canadian chartered bank (the “Bank”), proposes, subject to the terms and conditions stated herein and in the Standard Provisions, dated October    , 2003 (the “Standard Provisions”), to issue and sell to the Underwriters named in Schedule I hereto (the “Underwriters”) the securities specified in Schedule II hereto (the “Offered Securities”). Each of the provisions of the Standard Provisions is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus or the Shelf Prospectus (as therein defined) in Section 2 of the Standard Provisions shall be deemed to be a representation or warranty as of the date of the Standard Provisions in relation to the Prospectus or the Shelf Prospectus, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus or the Shelf Prospectus, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Offered Securities that are the subject of this Terms Agreement. Each reference to the Representatives herein and in the provisions of the Standard Provisions so incorporated by reference shall be deemed to refer to you. Unless otherwise defined herein, terms defined in the Standard Provisions are used herein as therein defined. The Representatives designated to act on behalf of the Representatives and on behalf of each of the Underwriters of the Offered Securities pursuant to Section 12 of the Standard Provisions and the address of the Representatives referred to in such Section 12 are set forth at the end of Schedule II hereto.

               An amendment and/or supplement to each of the Prospectus and the Shelf Prospectus, each in the form heretofore delivered to you is now proposed to be filed with the Commission pursuant to General Instruction II.K., in the case of the Prospectus, and with the CVMQ pursuant to Québec Securities Laws, in the case of the Shelf Prospectus.

I-1

               Subject to the terms and conditions set forth herein and in the Standard Provisions incorporated herein by reference, the Bank agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Bank, at the time and place and at the purchase price to the Underwriters set forth in Schedule II hereto, the principal amount of Offered Securities set forth opposite the name of such Underwriter in Schedule I hereto.

               If the foregoing is in accordance with your understanding, please sign and return to us [one for the Bank and each of the Representatives plus one for each counsel] counterparts hereof, and upon acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof, including the provisions of the Standard Provisions incorporated herein by reference, shall constitute a binding agreement between each of the Underwriters and the Bank. It is understood that your acceptance of this letter on behalf of each of the Underwriters is or will be pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Bank for examination upon request.

Very truly yours,

ROYAL BANK OF CANADA

By:
Name:
Title:

By:
Name:
Title:

Accepted as of the date hereof:

[Names(s) of Representatives]

By:

I-2

SCHEDULE I

Principal Amount of Offered
Underwriter	Securities to be Purchased
[ ]	$

Total	$

I-1-1

SCHEDULE II

Title of Offered Securities:

[ %] [Floating Rate] [Zero Coupon] [Notes] [Debentures] due ,

Aggregate principal amount:

[$]

Price to Public:

% of the principal amount of the Offered Securities, plus accrued interest[, if any,] from to [and accrued amortization[, if any,] from to ]

Purchase Price by Underwriters:

% of the principal amount of the Offered Securities, plus accrued interest from to [and accrued amortization[, if any,] from to ]

[Commission:

% of the principal amount of the Offered Securities]

Form of Offered Securities:

[Definitive form, to be made available for checking and packaging at least twenty-four hours prior to the Closing Date at the office of [The Depository Trust Company or its designated custodian] [the Representatives]].

[Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Closing Date at the office of DTC.]

Specified funds for payment of purchase price:

Federal (same-day) funds

Closing Date:

a.m. (New York City time), , 20

Indenture:

Indenture dated as of [ , 2003], made between the Bank and JPMorgan Chase Bank, as Trustee.

Maturity Date:

Interest Rate:

[ %] [Zero Coupon] [See Floating Rate Provisions]

Interest Payment Dates:

[months and dates, commencing , 20]

Redemption Provisions:

[No provisions for redemption]

[The Offered Securities may be redeemed, in whole or in part at the option of the Bank, in the amount of [$ or an integral multiple thereof,

     [on or after       ,       at the following redemption prices (expressed in percentages of principal amount). If [redeemed on or before       ,        %, and if] redeemed during the 12-month period beginning       ,

Year	Redemption Price

and thereafter at 100% of their principal amount, together in each case with accrued interest to the redemption date.]

[on any interest payment date falling on or after , , at the election of the Bank, at a redemption price equal to the principal amount thereof, plus accrued interest to the date of redemption.]]

[Other possible redemption provisions, such as mandatory redemption upon occurrence of certain events or redemption for changes in tax law]

[Restriction on refunding]

Sinking Fund Provisions:

[No sinking fund provisions]

[The Offered Securities are entitled to the benefit of a sinking fund to retire [$ ] principal amount of Offered Securities on in each of the years through at 100% of their principal amount plus accrued interest[, together with [cumulative] [noncumulative] redemptions at the option of the Bank to retire an additional [$ ] principal amount of Offered Securities in the years through at 100% of their principal amount plus accrued interest.]

[If Offered Securities are extendable debt securities, insert—

Extendable provisions:

Offered Securities are repayable on , [insert date and years], at the option of the holder, at their principal amount with accrued interest. The initial annual interest rate will be %, and thereafter the annual interest rate will be adjusted on , and to a rate not less than % of the effective annual interest rate on U.S. Treasury obligations with -year maturities as of the [insert date 15 days prior to maturity date] prior to such [insert maturity date].]

[If Offered Securities are floating rate debt securities, insert—

Floating rate provisions:

Initial annual interest rate will be % through [and thereafter will be adjusted [monthly] [on each , , and ] [to an annual rate of % above the average rate for -year [month] [securities] [certificates of deposit] issued by and [insert names of banks].] [and the annual interest rate [thereafter] [from through ] will be the interest yield equivalent of the weekly average per annum market discount rate for -month Treasury bills plus % of Interest Differential (the excess, if any, of (i) the then-current weekly average per annum secondary market yield for -month certificates of deposit over (ii) the then current interest yield equivalent of the weekly average per annum market discount rate for -month Treasury bills); [from and thereafter the rate will be the then-current interest yield equivalent plus % of Interest Differential].]

Defeasance provisions:

Closing location for delivery of Offered Securities:

Additional Closing Conditions:

Names and addresses of Representatives:

Designated Representatives:

       Address for Notices, etc.:

Other Terms:

II-4